UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_____________

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number: 001-33795

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Home Federal 401(K) and Employee Stock Ownership Plan

B:	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HOME FEDERAL BANCORP, INC.
500 12th Avenue South
Nampa, Idaho  83651

REQUIRED INFORMATION

The following financial statements and supplemental schedule for the Home Federal 401(K) and Employee Stock Ownership Plan are being filed herewith:

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2011 and 2010	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011	3-4
Notes to the Financial Statements	5-15
Supplemental Schedules:
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	16
Exhibits:
Exhibit 23 - Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Home Federal 401(K) and Employee Stock Ownership Plan

/s/Eric S. Nadeau
Eric S. Nadeau
Trustee
Date: June 28, 2012

Report of Independent Registered Public
Accounting Firm and Financial Statements

Home Federal 401(K) and
Employee Stock Ownership Plan

December 31, 2011 and 2010

TABLE OF CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of net assets available for benefits	2
Statements of change in net assets available for benefits	3-4
Notes to financial statements	5-15

SUPPLEMENTARY SCHEDULE REQUIRED BY THE DEPARTMENT OF LABOR
Schedule H, Line 4i – Schedule of assets (held at end of year)	16

[MOSS ADAMS LLP LETTERHEAD]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee
Home Federal 401(K) and Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Home Federal 401(K) and Employee Stock Ownership Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Home Federal 401(K) Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplementary schedule of assets held for investment purposes at year end is presented for purposes of additional analysis, and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/Moss Adams LLP

Spokane, Washington
June 27, 2012

HOME FEDERAL 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2011			December 31, 2010
	Allocated	Unallocated	Total	Allocated	Unallocated	Total

ASSETS
Investments, at fair value
Mutual funds	$1,748,736	$-	$1,748,736	$2,004,969	$-	$2,004,969
Pooled separate accounts	5,483,734	-	5,483,734	4,758,044	-	4,758,044
Common stock	6,699,753	8,095,370	14,795,123	2,730,369	-	2,730,369

Total investments	13,932,223	8,095,370	22,027,593	9,493,382	-	9,493,382

Notes receivable from participants	316,156	-	316,156	210,021	-	210,021
Contributions receivable	103,086	-	103,086	149,156	-	149,156

Total assets	14,351,465	8,095,370	22,446,835	9,852,559	-	359,177

LIABILITIES
Loan payable	-	(8,412,743)	(8,412,743)	-	-	-

Net assets available for benefits	$14,351,465	$(317,373)	$14,034,092	$9,852,559	$-	$9,852,559

2	See accompanying notes.

HOME FEDERAL 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2011
	Allocated	Unallocated	Total

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income
Interest and dividends	$114,798	$43,001	$157,799
Net appreciation of fair value of
investments	544,617	-	544,617
Net appreciation of fair value of
unallocated ESOP shares	-	2,017,150	2,017,150

Total investment income	659,415	2,060,151	2,719,566

Interest income on notes receivable
from participants	11,454	-	11,454

Contributions
Participants	1,088,267	-	1,088,267
Employer matching	374,818	-	374,818
Rollovers	65,465	-	65,465

Total contributions	1,528,550	-	1,528,550

Transfers to the Plan	3,857,099	(2,280,635)	1,576,464
Allocation of 3,440 shares of Home Federal
Bancorp, Inc. stock at fair market value	35,776	-	35,776

Total additions	6,092,294	(220,484)	5,871,810

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO

Benefits paid to participants	1,536,678	-	1,536,678
Administrative expenses	56,710	-	56,710
Interest expense	-	61,113	61,113
Allocation of 3,440 shares of Home Federal
Bancorp, Inc. stock at fair market value	-	35,776	35,776

Total deductions	1,593,388	96,889	1,690,277

Net increase (decrease)	4,498,906	(317,373)	4,181,533

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	9,852,559	-	9,852,559

End of year	$14,351,465	$(317,373)	$14,034,092

3

HOME FEDERAL 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2010
	Allocated	Unallocated	Total

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income
Interest and dividends	$105,883	$-	$105,883
Net appreciation of fair value of investments	188,498	-	188,498

Total investment income	294,381	-	294,381

Interest income on notes receivable
from participants	8,105	-	8,105

Contributions
Participants	768,126	-	768,126
Employer matching	278,902	-	278,902
Rollovers	2,036,612	-	2,036,612

Total contributions	3,083,640	-	3,083,640

Transfers to the Plan	61,328	-	61,328

Total additions (deductions)	3,447,454	-	3,447,454

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	1,156,409	-	1,156,409
Administrative expenses	18,276	-	18,276

Total deductions	1,174,685	-	1,174,685

Net increase	2,272,769	-	2,272,769

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	7,579,790	-	7,579,790

End of year	$9,852,559	$-	$9,852,559

See accompanying notes.	4

HOME FEDERAL 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 – Summary of Accounting Policies

Plan merger – Home Federal Bank (Bank) established a 401(k) plan (401(k) Plan) on June 1, 1992, which was later adopted by Home Federal Bancorp, Inc. (Bancorp).  Home Federal Bancorp, Inc., Employee Stock Ownership Plan (ESOP) was established October 1, 2004. Effective October 1, 2011, these plans were merged (Merger) into a single plan known as the “Home Federal 401(k) and Employee Stock Ownership Plan” (KSOP).  One component of the KSOP is a profit sharing plan, which contains a cash-or-deferred feature described at Section 401(k) of the Internal Revenue Code of 1986, as amended, to encourage employee savings and to allow eligible employees to supplement their income upon retirement.  The other component of the KSOP is intended to qualify as a stock bonus plan under Section 401(a) of the Internal Revenue Code, as amended, and as an employee stock ownership plan under Section 4975(e)(7) of the Internal Revenue Code, as amended.

Basis of accounting – The accompanying financial statements have been prepared under the accrual method of accounting.

Valuation of investments – Investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the exit price) in an orderly transaction between market participants at the measurement date.

The KSOP classified its investments as of December 31, 2011 and 2010, based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value (see Note 4).  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).  The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

HOME FEDERAL 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 – Summary of Accounting Policies (continued)

Valuation of investments (continued) – Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2011 and 2010.

Shares of mutual funds are valued using the net asset value (NAV) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market and is classified within Level 1 of the valuation hierarchy.

Units held in pooled separate accounts are valued using the NAV of the fund.  The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding.  The NAV of a pooled separate account is calculated based on a compilation of primarily observable market information.  The number of units of the fund that are outstanding on the calculation date is derived from observable purchase and redemption activity in the fund.  Accordingly, the unit value for a pooled separate account is classified within Level 2 of the valuation hierarchy.  The KSOP invests in the following pooled separate accounts that represent 5% or more of the KSOP’s net assets at December 31, 2011:

Name of Fund	Strategy	Redemption Restrictions

Principal Global Investors Money Market	As high a level of current income as is considered consistent with preservation of principal and maintenance of liquidity	None

Principal Global Lifetime 2020	Long-term growth of capital and current income	One transfer in a 30 day period

Common stocks are valued at the closing price reported on the major market on which the individual securities are traded. Common and preferred stock are generally classified within Level 1 of the valuation hierarchy.

Net appreciation or depreciation in the fair value of investments presented in the statements of changes in net assets available for KSOP benefits consists of both realized and unrealized gains and losses on those investments.  Purchases and sales of securities are recorded on a trade date basis and dividends are recorded on the ex-dividend date.

Notes receivable from participants – Notes receivable from participants are measured at amortized cost, which represents the unpaid principal balance plus accrued but unpaid interest, and are classified as notes receivable.

HOME FEDERAL 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1- Summary of Accounting Policies (continued)

Payment of benefits – Benefits are recorded when paid.

Income tax status – The 401(k) Plan and ESOP have both filed for letters of determination from the Internal Revenue Service regarding the tax-qualified status of those plans and the related tax exempt status of the accompanying trusts.  Although the Bank has not yet filed for the letter of determination from the Internal Revenue Service for the KSOP, it believes that the KSOP is designed and operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the KSOP’s financial statements.

Accounting principles generally accepted in the United States of America require Bank management to evaluate tax positions taken by the KSOP and recognize a tax liability (or asset) if the KSOP has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the KSOP, and has concluded that as of December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The KSOP is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for KSOP benefits during the reporting period.  Actual results could differ from those estimates.

Subsequent events – Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before financial statements are issued.  The KSOP recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing the financial statements.  The KSOP’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after the statement of net assets available for benefits date and before financial statements are issued.  The KSOP has evaluated subsequent events through June 27, 2012, which is the date financial statements were issued.

HOME FEDERAL 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 – Plan Description

General – The following description of the KSOP is provided for general information purposes only.  Participants should refer to the KSOP agreement for more complete information.

The Bank had established a 401(k) Plan on June 1, 1992, and an ESOP effective October 1, 2004.  The ESOP was merged into the 401(k) Plan as of September 30, 2011, with an effective date of October 1, 2011, and the 401(k) Plan was restated and amended as the KSOP on October 1, 2011.  All persons covered under the Plan on September 30, 2011, continued to be covered under the restated Plan with no loss of benefits.

The KSOP consists of two components. One component of the KSOP is a defined contribution plan qualifying as a salary reduction plan as defined in Section 401(k) of the Internal Revenue Code.  The other component is intended to qualify as a stock bonus plan under Code Section 401(a), and as an ESOP under Code Section 4975(e)(7) under the Internal Revenue Code. This component includes contributions invested in Qualifying Employer Securities, including the Qualifying Employer Securities in the profit sharing component, and is considered the ESOP component of the KSOP. Both components of the KSOP provide for participant-directed investments and are intended to comply with the Employee Retirement Income Security Act (ERISA) Section 404(c). The underlying Trust for both components of the KSOP is intended to be exempt from taxation under Code Section 501.

The KSOP covers substantially all employees of the Bank and its subsidiary, Commercial Equipment Lease Corporation (CELC).  The KSOP is subject to federal laws, such as ERISA, the Internal Revenue Code, and other applicable federal and state laws.  The provisions of the KSOP are subject to revisions due to changes in laws or due to pronouncements by the Internal Revenue Service or Department of Labor.

Eligibility – Eligibility for the KSOP consists of two components.  For the 401(k) component, all employees of the Bank or CELC are eligible to participate in all parts of the KSOP as of the first day of the calendar quarter following the commencement of employment.  For the ESOP component, employees of the Bank or CELC who have at least one hour of service during the Plan year are eligible to participate in the ESOP component of the KSOP.  Participants must work at least 1,000 hours of service during the Plan year and be actively employed on December 31 (the last day of the plan year) to receive an allocation of the Bancorp stock for the year.

HOME FEDERAL 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 - Plan Description (continued)

Contributions – The KSOP permits each participant to defer receipt of up to 100% of their annual compensation on a pre-tax basis, not to exceed $16,500 (for 2011), and to have that compensation contributed to the Plan.  During 2010 and the first nine months of 2011, an automatic 401(k) contribution of 3% of compensation will be made unless the participant elects a different percentage, or to have no 401(k) contributions made on his or her behalf.  On October 1, 2011, the automatic 401(k) contribution was increased to 4% of compensation.  The participant may affirmatively elect a different percentage or elect not to make Elective Deferral Contributions, and may elect to designate all or any portion of his Elective Deferral Contributions as a Roth Elective Deferral Contribution.  The KSOP permits each participant who has attained age 50 to defer up additional compensation into the Plan, subject to IRS limitations as a “Catch-up 401(k) Contributions.”  Participants may also elect to contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the KSOP.  The KSOP currently offers a variety of pooled separate accounts, mutual funds, and Bancorp common stock.

For the years ended December 31, 2011 and 2010, matching contributions were made as a percentage of the amount of salary deferred by employees.  During the 2010 and 2011, the Bank elected to make quarterly matching cash contributions equal to 50% of the first 6% of compensation that a participant contributed to the 401(k) Plan during 2011 and 2010.  The Bank’s contributions equaled $374,818 and $278,902 during the years ended December 31, 2011 and 2010, respectively.  Additional discretionary contributions could also be made at the discretion of the Board of Directors, but none were made during 2011 or 2010.

Effective January 1, 2012, the matching contribution rate will be 100% for 401(k) deferrals up to 4% of eligible compensation.  The annual matching contribution amount is determined by the Bank and the Bank may elect to not provide a matching contribution.  Matching contributions are made on behalf of participants who are actively employed on the last day of the plan year, or who die, become disabled or who retire after normal retirement age (age 65).  Commencing January 1, 2012, matching contributions will occur annually and will be funded with shares of Home Federal stock that are released in connection with the repayment of the ESOP loan, as discussed below.  Additionally, stock may be allocated to participants’ accounts if they meet the eligibility requirements discussed above.

HOME FEDERAL 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 - Plan Description (continued)

Vesting – Participants are immediately vested in their voluntary contributions, any rollover contributions, as well as any income or loss thereon. The vested percentage in a participant’s account attributable to employer matching and discretionary contributions is determined under the following schedule and is based on years of service.  A participant will always be 100% vested if employed on or after normal retirement age, death, or disability.

Vesting Schedule
Employer Contribution
Years of Service	Percentage
1	0%
2	0%
3	100%

Generally, a year of service is a plan year (January 1 to December 31) during which a participant performs at least 1,000 hours of service.

Prior to the Merger, ESOP participants were required to obtain 5 years of service in order to become vested in allocated ESOP shares. Effective with the Merger, the vesting period for allocated ESOP shares was reduced to 3 years of service to match the vesting schedule for employer contributions disclosed above.

Participant accounts – Each participant’s account is credited with the participant’s contribution and the allocation of the Bank’s contributions, KSOP earnings, and charged with an allocation of administrative expenses.  Earnings allocations are based on participant investment balances.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

Forfeitures – If a participant is not vested in their account balance when they leave, the nonvested portion of their account balance will be forfeited on the earlier of:

a)	the distribution of their entire vested account balance, or

b)	five consecutive one-year breaks in service

Forfeitures of matching and discretionary contributions are either reallocated as employer contributions or used to pay 401(k) Plan (in prior years) and KSOP expenses.  In 2011 and 2010, employer contributions were reduced by $21,168 and $11,342, respectively, from forfeited nonvested accounts.  In addition, balances of $102,336 and $122 as of December 31, 2011 and 2010, respectively, were available to reduce future employer contributions.  If a participant is employed on or after their normal retirement age, death, or disability, they will be 100% vested.

HOME FEDERAL 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2- Plan Description (continued)

Notes receivable from participants – Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  The number of outstanding loans shall be limited to two per participant. Effective January 1, 2009, the maximum loan term is five years.  The loans are secured by the balance in the participant’s account and bear interest at rates that range from 3.25% to 8.00% with various maturities through 2021.  Principal and interest is paid ratably through monthly payroll deductions.

Payment of benefits – On termination of employment due to retirement, death, or disability, a participant or his/her beneficiaries may elect to receive an amount equal to the value of the participant’s account balance in a lump-sum amount.  For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.  There were no distributions requested but not yet remitted as of December 31, 2011 and 2010, respectively.

Plan termination – Although it has not expressed any intent to do so, the Bank has the right under the KSOP to discontinue its contributions at any time and to terminate the KSOP subject to the provisions of ERISA.  In the event of KSOP termination, participants would become 100% vested in their accounts and any unallocated forfeitures would first be utilized to pay any outstanding fees to the KSOP.  Any remaining funds would be allocated to the participants.

Administrative expenses – Certain administrative expenses of the KSOP are paid directly by the Bank.

Voting rights – Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time such rights are to be exercised.  The trustee is not permitted to vote any allocated share for which instructions have not been given by the participant.  The trustee votes unallocated shares in the same proportion as votes cast on allocated shares.

Put option – In the event the Bank common stock distributed to a participant is not readily tradable on an established market, the participant shall be entitled to require the Bank to repurchase the common stock under a fair valuation formula, as provided under federal income tax regulations.  The participant or beneficiary shall be entitled to exercise the put option for a period of not more than 60 days following the date of distribution of common Bank stock to him or her.  If the put option is not exercised within such 60‐day period, the participant or beneficiary may exercise the put option during an additional period of not more than 60 days after the beginning of the first day of the first Plan year following the Plan year in which the first put option period occurred.

Diversification – Each participant is permitted to elect to direct any Bank stock held in their account under the Plan to be reinvested in other investment options offered under the KSOP.

HOME FEDERAL 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 3 – Investments

The following table presents investments that represent 5% or more of the KSOP’s net assets at December 31, 2011, and the 401(k) Plan’s net assets at December 31, 2010:

2011

Pooled Separate Accounts
Principal Global Investors Money Market	$1,187,355
Principal Global Lifetime 2020	712,110

Common Stock- Home Federal Bancorp, Inc.
Allocated	6,699,753
Unallocated	8,095,370

2010
Mutual Funds
PIMCO Total Return R Fund	$754,032

Pooled Separate Accounts
Principal Global Investors Money Market	637,608
Principal Global Lifetime 2020	715,951
Principal Global Lifetime 2030	664,153
Principal Global Lifetime 2035	493,811

Common stock - Home Federal Bancorp, Inc.
Allocated	2,730,369

During 2011 and 2010, the KSOP and 401(k) Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2011	2010

Mutual funds	$(91,197)	$49,740
Pooled separate accounts	(77,174)	431,237
Common stock
Allocated	712,988	(292,479)
Unallocated	2,017,150	-

Net appreciation of fair value of investments	$2,561,767	$188,498

HOME FEDERAL 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 4 – Investments at Fair Value

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds
Fixed income funds	$682,476	$-	$-	$682,476
Income funds	170,870	-	-	170,870
Growth funds	895,390	-	-	895,390

Total mutual funds	1,748,736	-	-	1,748,736

Pooled separate accounts
Fixed income funds	-	1,187,355	-	1,187,355
Index funds	-	560,492	-	560,492
Growth funds	-	158,941	-	158,941
Balanced funds	-	3,576,946	-	3,576,946

Total pooled separate accounts	-	5,483,734	-	5,483,734

Common stock
Allocated	6,699,753	-	-	6,699,753
Unallocated	8,095,370	-	-	8,095,370

Total common stock	14,795,123	-	-	14,795,123

Total assets at fair value	$16,543,859	$5,483,734	$-	$22,027,593

HOME FEDERAL 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 4 – Investments at Fair Value (continued)

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds
Fixed income funds	$869,847	$-	$-	$869,847
Income funds	129,539	-	-	129,539
Growth funds	1,005,583	-	-	1,005,583

Total mutual funds	2,004,969	-	-	2,004,969

Pooled separate accounts
Fixed income funds	-	637,608	-	637,608
Index funds	-	636,717	-	636,717
Growth funds	-	175,421	-	175,421
Balanced funds	-	3,308,298	-	3,308,298

Total pooled separate accounts	-	4,758,044	-	4,758,044

Common stock	2,730,369	-	-	2,730,369

Total assets at fair value	$4,735,338	$4,758,044	$-	$9,493,382

Note 5 – Loan Payable

In 2004, the ESOP entered into a $4,983,600 term loan agreement with the Bank.  The proceeds of the loan were used to purchase 498,360 shares of Bancorp common stock.  The original note agreement provided for the loan to be repaid over ten years at a fixed interest rate of 4.70%.  In December 2007, the ESOP entered into a second loan with the Bancorp in the amount of $8,160,000.  The proceeds of the loan were used to purchase 816,000 shares of Bancorp common stock.  The original note agreement provided for the loan to be repaid over 15 years at a fixed interest rate of 5.00%.

Effective with the Merger, the remaining balances two loans were refinanced into a single loan between the KSOP and the Bancorp in the amount of $8,394,632.  The KSOP used the proceeds of the loan to purchase the remaining 781,841 shares of Bancorp common stock held as unallocated shares in the ESOP on September 30, 2011.  The loan is scheduled to mature on December 31, 2021, and bears a fixed interest rate of 2.92%.  Quarterly payments of principal and interest are paid on the loan by the KSOP. Dividends on unallocated shares are used as interest payments on the loan.  Unallocated ESOP shares serve as collateral for the loan.

HOME FEDERAL 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 6 – Parties in Interest

Certain KSOP investments are shares in the Bancorp’s common stock.  These transactions represent investments in the Bancorp and, therefore, qualify as parties in interest.

Certain KSOP investments are shares of pooled separate accounts managed by Principal Financial Group.  Principal Financial Group is the trustee as defined by the KSOP and, therefore, these transactions qualify as party in interest transactions.

The KSOP also has notes receivable from participants, which qualify as party in interest transactions.

Note 7 – Risks and Uncertainties

The KSOP invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants account balances and the amounts reported in the statements of net assets available for benefits.

Note 8 – Reconciliation to Form 5500

The Form 5500 has certain items that differ from amounts shown on the accompanying financial statements.  These differences relate to classification only and have no effect upon assets available for benefits at December 31, 2011 and 2010.

Supplemental Schedule

HOME FEDERAL 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Plan’s Sponsor EIN:	82-0127850
Plan Number:	002

		(c)	December 31, 2011
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Description, Including Maturity Date, Rate of Interest, Par, Maturity Value, Number of Shares	(d) Cost	(e) Current Value

	Mutual funds
	PIMCO Real Return R Fund	15,805 units	**	$ 186,346
	PIMCO Total Return R Fund	45,642 units	**	496,129
	American Century EQTY Inc R	23,536 units	**	170,870
	Janus Forty C Fund	7,328 units	**	217,634
	Fidelity ADV Small Cap T Fund	4,718 units	**	97,765
	Franklin Small Cap Value R Fund	2,153 units	**	87,481
	Prudential Jenn MDCP GR R Fund	6,154 units	**	168,854
	Prudential Jenn SM CO R Fund	1,471 units	**	28,885
	AM FDS Europacific GRTH R3 Fund	7,096 units	**	244,944
	OPPEN Developing Mkts N Fund	1,758 units	**	49,828

	Total mutual funds			1,748,736

	Pooled separate accounts
*	Principal Global Money Market Sep Acct	26,296 units	**	1,187,355
*	U.S. Property Sep Acct	11 units	**	5,629
*	Principal Lifetime STR Inc Sep Acct	2,223 units	**	32,641
*	Principal Lifetime 2010 Sep Acct	10,344 units	**	154,150
*	Principal Lifetime 2015 Sep Acct	34,003 units	**	348,589
*	Principal Lifetime 2020 Sep Acct	47,241 units	**	712,110
*	Principal Lifetime 2025 Sep Acct	44,732 units	**	441,942
*	Principal Lifetime 2030 Sep Acct	44,973 units	**	665,033
*	Principal Lifetime 2035 Sep Acct	60,766 units	**	587,304
*	Principal Lifetime 2040 Sep Acct	17,258 units	**	246,492
*	Principal Lifetime 2045 Sep Acct	15,311 units	**	145,796
*	Principal Lifetime 2050 Sep Acct	15,201 units	**	212,129
*	Principal Lifetime 2055 Sep Acct	3,270 units	**	30,761
*	Principal Large Cap S&P 500 Index Sep Acct	5,564 units	**	268,724
	Goldman Sachs Midcap Value I Sep Acct	4,547 units	**	153,311
*	Principal Mid Cap S&P 400 Index Sep Acct	5,549 units	**	129,404
*	Principal Small Cap S&P 600 Index Sep Acct	6,794 units	**	162,364

	Total pooled separate accounts			5,483,734

	Common stock- Home Federal Bancorp, Inc.
*	Allocated	644,207 shares	**	6,699,753
	Unallocated	778,401 shares	**	8,095,370

	Total common stock			14,795,123

*	Participant loans	3.25% - 8.00%		316,156

	Total			$ 22,343,749

* - A party in interest, as defined by ERISA.
** - The cost of participant-directed investments is not required to be disclosed.